Exhibit 99.1

Commerce.com’s Q2 Results Validate Rezolve Ai’s Strategic Case as Standalone Outlook Deteriorates

Flat revenue, declining subscription sales, margin compression and reduced FY26 guidance contrast with Rezolve Ai’s nearly 20x expected H1 growth and reaffirmed approximately $360 million revenue outlook

NEW YORK, August 6, 2026 – Rezolve Ai PLC (NASDAQ: RZLV), a global leader in agentic commerce and AI-powered customer engagement, today commented on the second-quarter results announced by Commerce.com, Inc. which Rezolve Ai believes validate the concerns it raised when Commerce.com’s Board rejected the proposed strategic combination earlier this year.

Commerce.com today reported:

- Second-quarter revenue of $84.5 million, representing growth of just 0.1% year-on-year. When adjusted for inflation of 3.5%, this represents a -3.4% decline;

- Subscription solutions revenue declining by 1%;

- GAAP gross margin falling to 75% from 79%;

- GMV grew by 14% yet revenue grew only 0.1%, which shows declining revenue per GMV;

- Free cash flow declining to $0.1 million from $11.9 million in the prior-year period;

- Full-year revenue guidance reduced to $336.5 million–$344.5 million from $347.5 million–$369.5 million; and

- Full-year non-GAAP operating income guidance reduced to $28 million–$34 million from $34 million–$53 million.

The revised revenue outlook implies a full-year performance ranging from a decline to less than 1% growth against Commerce.com’s 2025 revenue of $342.3 million.

While cost reductions enabled Commerce.com to report GAAP net income of $1.1 million and adjusted EBITDA of $9.7 million, Rezolve Ai believes these improvements do not address the more fundamental challenge confronting the business: the absence of meaningful growth as commerce rapidly shifts towards proprietary, AI-native infrastructure.

At 8:42 a.m. Eastern Time, Commerce.com shares were quoted at approximately $2.24 in pre-market trading, down approximately 34% from the previous close, according to Nasdaq market data.

Daniel M. Wagner, Chairman and CEO of Rezolve Ai, said:

“In April, Commerce.com’s Board rejected the opportunity to engage with Rezolve Ai, arguing that our proposal undervalued the company and that its standalone transformation would deliver greater shareholder value. Today, Commerce.com has revealed the flaws in that strategy through its own results: virtually no revenue growth, declining subscription revenue, contracting gross margins, collapsing free cash flow and materially reduced guidance.

“The market’s reaction is understandable. A rebrand is not a transformation, incremental features are not proprietary AI and cost reductions cannot create enduring growth. Commerce.com’s Board rejected strategic change without demonstrating a credible alternative capable of restoring growth.”

Rezolve’s Growth Trajectory Moves Ahead

The contrast with Rezolve Ai’s performance has continued to widen.

Based on preliminary, unaudited management accounts, Rezolve Ai expects H1 2026 revenue of approximately $127 million, compared with $6.32 million in H1 2025, representing nearly 20x year-on-year growth and more than 2.7 times Rezolve Ai’s entire audited FY2025 revenue of $46.8 million.

Rezolve Ai has reaffirmed approximately $360 million of revenue guidance for FY2026, representing approximately 7.5 times its FY2025 revenue. That guidance now exceeds the top of Commerce.com’s reduced full-year revenue range.

Rezolve Ai also continues to target an exit 2026 annual recurring revenue run rate of at least $500 million, supported by more than 1,000 enterprise customers, expanding production deployments and partner-led distribution through global technology and consulting relationships.

Mr. Wagner continued:

“Rezolve Ai and Commerce.com are now moving at fundamentally different velocities. One business is attempting to attach AI capabilities to a legacy commerce platform while managing contraction. Rezolve Ai has been built from the ground up for agentic commerce and is scaling proprietary AI, enterprise services and global distribution together.

“Commerce.com still possesses valuable assets, including its merchant ecosystem, enterprise relationships and product-data infrastructure. We continue to believe those assets could generate substantially greater value when combined with Rezolve Ai’s Brain Suite, proprietary AI and transaction capabilities.

“The strategic logic for a combination is even stronger today than when we first approached Commerce.com. But time and execution have consequences. Commerce.com and its shareholders are in a weaker position today and any future discussion would necessarily need to reflect current operating performance, market conditions and the additional risks created by the Board’s delay. Rezolve Ai will remain disciplined and will not ask its shareholders to pay for that delay.”

Rezolve Ai is not announcing a new or amended proposal through this release. The Company remains focused on executing its standalone growth strategy and will report its H1 2026 results and host an investor call on September 1, 2026.

About Rezolve Ai

Rezolve Ai is a global leader in AI-powered commerce technology. Its Brain Suite platform helps retailers, brands and financial institutions deliver intelligent search, conversational engagement, personalized recommendations and AI-powered transactions through secure, commerce-tuned and auditable artificial intelligence.

For more information, visit rezolve.com.

Media Contact

Urmee Khan

Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

Investor Contact

investors@rezolve.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc ("Rezolve") may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", "design" and similar expressions as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify such forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Rezolve and Commerce.com Inc. ("Commerce"), including the possibility that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Commerce will cooperate with Rezolve regarding the proposed transaction; Rezolve's ability to consummate the proposed transaction with Commerce; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that Rezolve may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Commerce's operations with those of Rezolve; that such integration may be more difficult, time-consuming or costly than expected; and that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction. You should also carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026 (the "Rezolve 20-F"), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Additional Information Regarding the Proposed Transaction

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This press release relates to a proposal that Rezolve has made for a business combination transaction with Commerce. In furtherance of this proposal and subject to future developments, Rezolve (and, if applicable, Commerce) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the "SEC").

Investors and security holders of Rezolve and Commerce are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Rezolve and/or Commerce, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Rezolve through the web site maintained by the SEC at www.sec.gov, and by visiting Rezolve's investor relations site at investor.rezolve.com.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Rezolve and/or Commerce may file with the SEC in connection with the proposed transaction. Nonetheless, Rezolve and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Rezolve's executive officers and directors in the Rezolve 20-F. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website www.sec.gov, and by visiting Rezolve's investor relations site at investor.rezolve.com.